John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 E-mail: pminella@jhancock.com

Paula Minella AVP & Counsel John Hancock Financial Services

July 2, 2015

via EDGAR

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)

Separate Account A - File Nos. 811-4834, 333-151630

Commissioners:

Conveyed herewith via EDGAR for filing pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is a post-effective amendment to the Form N-6 registration statement for the above-captioned Separate Account A (“Registrant”) relating to the Majestic VULX insurance policies (“MVULX”) offered by John Hancock Life Insurance Company (U.S.A.).

Background of the amendment

The enclosed amendment to the MVULX registration statement includes a prospectus supplement that describes a Healthy Engagement Rider that we plan to add as an available option for newly-issued contracts. The Healthy Engagement Rider provides the policy owner with the possibility that, commencing in the second policy year, we will each month credit back to the policy (in the form of “Rider Credits” to the policy account value) a percentage of the cost of insurance charge that we deduct for that month.

The amount of any such Rider Credits will depend on which of four healthy engagement status (“Status”) categories the insured person has qualified for. The Status categories are based on the actuarially-determined longevity benefits of certain healthy activities in which the insured person has engaged (such as regular checkups, biometric screenings, exercising regularly, participating in educational programs concerning healthy diet, and periodically considering and answering certain health-related questions) and other health-related information about the insured person. The Healthy Engagement Rider also provides the insured person with other incentives (as described in the supplement) that are designed to further encourage a high level of “engagement” by the insured person in activities that are correlated with greater longevity.

The terms and operation of the Healthy Engagement Rider are substantially similar to those of riders that we currently offer in connection with general account (i.e., non-variable) life insurance policies. In fact, we view this rider as an insurance product feature, whose benefits are embedded in the insurance fundamentals of the product (e.g., mortality risk evaluation) rather than its investment aspect. The rider’s purpose and design are to share with the policy owner economic benefits that we expect as a result of improved longevity for insured persons under policies that have the rider. The amount of any Rider Credits we pay depends on an actuarial process of collecting, on an ongoing basis, healthy-activity and other health-related information about insured persons under the rider and assessing the resulting longevity benefit for those persons.

Therefore, the Healthy Engagement Rider simply represents a refinement in the way we (a) gather and evaluate information that is actuarially relevant and (b) reflect that information in the economics of the policies (i.e., through Rider Credits that, in effect, modify the impact of cost of insurance charges).

Our obligation to continue to provide incentives under a Healthy Engagement Rider is subject to significant limitations that are discussed in the prospectus supplement. For example, there will be no further Rider Credits if we exercise our discretion to raise the policy’s monthly cost of insurance rate to the maximum rate that we are permitted to deduct under the terms of the policy. Accordingly, the incentives provided under the Healthy Engagement Rider are in concept similar to other non-guaranteed features of many SEC-registered variable life insurance policies: e.g., current cost of insurance rates that are lower than the guaranteed maximum rates set forth in the policy; non-guaranteed “persistency bonuses” of various types (including non-guaranteed credits (or charge reductions) that commence after a policy has been owned for a specified number of years); and the non-guaranteed possibility of dividends under variable life insurance policies that have been issued on a “participating” basis.

Request for Expedited Selective Review

Aside from the addition of a prospectus supplement to provide additional disclosure concerning the rider, we are not making any other changes to the prospectus. (The disclosures in the supplement are the same as the disclosures contained in the similar supplement being filed today by post-effective amendment to our Form N-6 registration statement (File Nos. 333-152406 and 811-4834) relating to our Accumulation Variable Universal Life (“AVUL”) policies. Moreover, the MVULX product does not differ from AVUL product in any way that has any relevance to the disclosure for the Healthy Engagement Rider, and we do not believe that the MVULX prospectus supplement filed herewith presents any different disclosure issues from the AVUL supplement that also is being filed today.) Accordingly, we are hopeful that it will not require significant time for the Staff to review and comment on the enclosed filing, and the Registrant hereby requests expedited selective review.

In this regard, to help ensure that we will be able to commence offering the Healthy Engagement Rider in accordance with our current timetable, we would very much appreciate receiving any comments on the enclosed supplement, if possible, by August 14, 2015.

Registrant will file a post-effective amendment to respond to any comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding auditors’ consents.

Registrant will file a post-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness, including adding audited fiscal year end 2014 financial statements for the Registrant and the Depositor and auditors’ consents.

Tandy Representations

The Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

The Registrant and the Principal Underwriter expect to make an oral request for acceleration of the enclosed filing. The Registrant and its Principal Underwriter have authorized me to hereby state to the Commission on their behalf that they are aware of their obligations under the 1933 Act.

Please direct all questions to the undersigned at (617) 572-0320. Thank you.

Sincerely,

/s/ Paula Minella